UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Abengoa Yield plc (“Abengoa Yield”) completed the acquisitions of (i) Helioenergy 1 & 2, on February 23, 2015 (29.6% stake) and on May 25, 2015 (70.4% stake) respectively, operating one 50 MW solar plant each, (ii) Skikda (34.2% stake) and Honaine (25.5% stake) on February 3, 2015, operating one desalination plant each with 3.5 M ft3/day and 7M ft3/day capacity, respectively, (iii) Helios I & II on May 13, 2015, operating one 50 MW solar plant each, and (iv) Solnova 1, 3 and 4 on May 14, 2015 operating one 50 MW solar plant each (together the “Dropdown Assets.”)

This report on Form 6-K includes the following financial statements of the Dropdown Assets and the pro forma financial information

(i) The audited combined financial statements of the Dropdown Assets as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

Given that the project companies acquired are related businesses, as they were all under common control and common management from Abengoa, Abengoa Yield has presented financial statements of the acquired entities on a combined basis.

(ii) The unaudited pro forma condensed combined consolidated financial statements and explanatory notes relating to Abengoa Yield’s acquisition of the Dropdown Assets.

This Report on Form 6-K is being filed to include the following exhibits:

Exhibit Number	Description
99.1	Audited combined financial statements of the Dropdown Assets as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

99.2	Unaudited pro forma consolidated financial statements and explanatory notes for the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Javier Garoz Neira

Name: Javier Garoz Neira
Title:   Chief Executive Officer

Date: July 1, 2015